Mail Stop 3561
                                                           July 13, 2018

Julia D. Hartz
Chief Executive Officer
Eventbrite, Inc.
155 5th Street, 7th Floor
San Francisco, CA 94103

       Re:    Eventbrite, Inc.
              Draft Registration Statement on Form S-1
              Submitted June 15, 2018
              CIK No. 0001475115

Dear Ms. Hartz:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not they retain copies of the communications.

2. You disclose on page 34 of the DRS that you have identified customer accounts for your platform and services that may originate from or are intended to benefit persons
 Julia D. Hartz
Eventbrite, Inc.
July 13, 2018
Page 2

        in countries including Iran, North Korea and Syria. Additionally, your website identifies events in Africa, a region that includes Sudan.

        Iran, North Korea, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, North Korea, Sudan and Syria, including contacts with their governments, whether through subsidiaries, affiliates, distributors, partners, customers, joint ventures or other direct or indirect arrangements. Please also discuss for us the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

Prospectus Summary

Eventbrite, Inc., page 1

3. You state on page 2 that, "More than 95% of creators who used our platform in 2017 signed themselves up for Eventbrite." Please revise to disclose here, as you do on page 63, that these creators accounted for 48% of your net revenue in 2017.

Our Market, page 2

4. Please supplementally provide us with the market data prepared in conjunction with a third party referenced here and on page 86, as well as the proprietary report you commissioned which you reference on pages 2 and 88, and the specific source of the
        Bureau of Labor Statistics projection on page 86 regarding 44% growth in the event industry by 2020.

Rising Importance of Experiential Marketing, page 3

5. You state here and on page 88 that, "According to a 2017 eMarketer survey, events were rated as the most effective marketing channel to engage with potential customers and nearly 70% of marketing decision makers planned to increase spending on events in the coming year." Please revise to clarify, if true, that the
        eMarketer survey is limited to business-to-business marketing and does not address engagement with non-business customers.
 Julia D. Hartz
Eventbrite, Inc.
July 13, 2018
Page 3



Risk Factors

Risks Related to Our Business and Industry

"Our payments system depends on third-party providers . . . ," page 17

6.      We note your disclosure here regarding your 2017 agreement with Square
"whereby
        it will be a preferred provider of payment processing." Please disclose the material terms of your agreement with Square in your Business section.

"We may pay up front creator signing fees . . . ," page 17

7. In an appropriate place in your prospectus, please enhance your disclosure to describe the material terms of the multi-year exclusive ticketing or service contracts you discuss here. For example, disclose the typical length of such agreements, the extent to which the contract is dependent upon the kinds of services you offer, and the
        "commercial or legal protections . . . to mitigate the financial risk" of your obligation to pay signing fees under the agreements, to the extent material.

"Data loss or security breaches could harm our business . . . ," page 19

8. You state here that you "have in the past experienced breaches of our security measures," and you subsequently describe an example of a June 2018 breach of the
        Ticketfly website. Please revise to discuss any other material breaches you have experienced in the past, or confirm to us that you have not experienced any such breaches. Please also revise to quantify the costs you have incurred and reasonably expect to incur in connection with the June 2018 Ticketfly breach here or elsewhere as appropriate.

"Any significant system interruption or delays could damage our reputation . . .. ," page 25

9. We note your discussion regarding the significant risks attendant to your outsourcing of cloud infrastructure to Amazon Web Services. Please expand the disclosure in your Business section to describe the material terms of your service agreements with
        Amazon Web Services. Please also file the agreements as exhibits to your registration statement, or provide us with your analysis as to why you do not believe you are required to do so. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K. In that regard, we note your disclosure here that you "may incur significant costs for using an alternative cloud infrastructure provider." We also note your assertion on page 64
 Julia D. Hartz
Eventbrite, Inc.
July 13, 2018
Page 4

        that your "cloud-based architecture . . . reduc[es] [y]our operating and support costs,"
        as well as your statement on page 92 that "Eventbrite is entirely in the cloud."

"Our pricing package options were recently launched . . .," page 30

10. We note your disclosure here and on pages 94 to 95 regarding the new pricing package options you launched in 2017. Please expand your disclosure where appropriate to clarify when in 2017 you launched these pricing package options and to discuss any material impact on your business, operating results, or financial condition resulting therefrom.

Selected Consolidated Financial Data and Other Data

Non-GAAP and Other Data, page 60

11. You state in the last sentence to footnote (4) that gross ticket fees are not adjusted for refunds, credits or amortization of non-recoupable signing fees. Please explain to us how your calculation of retention rate represents a representative faithful indicator of the rate at which you retain your customers when you exclude refunds and non-
        recoupable signing fees.

Adjusted EBITDA, page 61

12. You indicate in (i) that Adjusted EBITDA may not properly reflect capital spending that occurs off of the income statement. You further indicate in (ii) that "...Adjusted
        EBITDA does not reflect capital expenditures." Please clarify the distinction between these two statements.

Management's Discussion and Analysis

Our Attractive Cohort Economics, page 65

13. Please revise the second chart on page 65 to provide labeling for the y-axis, so that readers can appreciate the depicted volume.

Key Business Metrics, page 65

14. Disclose the number of your creators, as distinguished by new creators, or tell us why you do not believe this information is material. In this regard, we note your disclosure that you have more than 700,000 creators and that your ability to increase revenues is dependent upon increasing the number of creators.
 Julia D. Hartz
Eventbrite, Inc.
July 13, 2018
Page 5

Components of Results of Operations

Cost of Net Revenue, page 69

15. You state here that you "expect cost of revenue as a percentage of revenue to fluctuate in the near- to mid-term as a result of certain factors, including geographical revenue mix and transaction costs associated with specific payment methods." Please revise to identify any specific geographical sources of revenue and payment methods which you expect will have a material upward or downward impact on your cost of revenue as a percentage of revenue. Furthermore, please revise to explain why you expect cost of revenue, product development expenses, sales, marketing and support expenses, and general and administrative expenses to decrease as a percentage of net revenue in the long-term.

Results of Operations, page 71

16. Your discussion of each item of your results should identify and quantify each of the underlying reason(s) for the fluctuation in revenue or expense. For example, you indicate a variety of reasons for the increase in net revenue during fiscal 2017 but do not provide quantification of "organic ticket growth" or the revenue growth due to increases in paid ticket volume. When you discuss general and administrative, you do not indicate the underlying drivers of each of the items comprising this caption.
        Please review and revise your entire management's discussion to provide insightful analysis on how to view your business from the perspective of management.

Liquidity and Capital Resources

Term Loan, page 76

17. Please expand your disclosure in this section to discuss the material covenants contained in your loan and security agreements with WTI as most recently amended, and to address your compliance with such covenants. We note in that regard your disclosure on page 39 that your inability to abide by these covenants could have a material adverse effect on your business, operating results and financial condition.

Critical Accounting Policies and Estimates

Revenue, page 77

18. You indicate that your customers are event creators who are selling tickets using your platform. We also note that your customer has the choice of whether to use
        Eventbrite Payment Processing (EPP) or a third-party payment processor
(FPP).
 Julia D. Hartz
Eventbrite, Inc.
July 13, 2018
Page 6

        Please describe your fee structure differentiating between service fees and payment processing fees. Please also describe how your fee structure operates if a customer uses EPP versus a FPP. Please advise whether use of the EPP results in a different display of revenue since Eventbrite is the merchant of record. Lastly, please briefly describe the nature of complementary solutions that you provide to creators as discussed on page 69.

19. We note your disclosure under this heading that if a creator is unwilling or unable to fulfill their refund obligations, you may provide attendee refunds and would reverse the net revenue recognized. We also note the first full sentence on page 70, where you state that you classify certain organizer related expenses, such as refunds paid by you on behalf of a creator, as sales, marketing and support expense. Please clarify for us the situations where you classify refunds as a revenue reduction versus an expense.
        Please also tell us the basis in GAAP for your accounting.

Business

Competition, page 95

20. You state on page 96 that you "believe that [y]our competitors fall into two broad groups," and you subsequently distinguish yourself from the providers in each group on the basis of focus and scale, among other factors. Please expand your disclosure to address those of your competitors who share a comparable focus and scale with you. If you do not believe any such competitors exist, please revise to make this clear.

Note 2. Summary of Significant Accounting Policies

Cost of Revenue, page F-11

21. Please explain why each of the items you classify as cost of revenues represents direct costs of providing related revenue. Citing similar service-type businesses, also explain why presentation of gross profit on page F-5 represents an acceptable measure for your type of business.

Note 9. Build-to-suit Lease, page F-26

22. Please explain your step-by-step analysis and accounting for your lease of office space in San Francisco, California that resulted in recording an asset of $22.3 million.
        Please show us the related calculation of the capitalized amount including any tenant improvement reimbursement allowance and any amounts over this allowance paid by the company. Please explain the terms of the sale-leaseback. Finally, show us the
 Julia D. Hartz
Eventbrite, Inc.
July 13, 2018
Page 7

         anticipated entries that will be made to recognize depreciation, interest expense and land lease expense and the final entries to derecognize the net book values of the asset and financing obligation.

Note 11. Redeemable Convertible Preferred Stock

Liquidation Rights, page F-32

23. Please consider rewording this disclosure, especially the first sentence, to make it more understandable.

Note 12. Common Stock, page F-32

24. You disclose outstanding common stock subject to repurchase included stock options early exercised and unvested at the top of page F-33. On page F-34 you state common stock purchased pursuant to early exercise of stock options is not deemed to be outstanding for financial reporting purposes until those shares vest. Please clarify for us how shares subject to repurchase related to stock options exercised early are reflected in outstanding common stock for accounting and disclosure purposes. On a different note, please explain the economic or tax reason why a holder would early exercise options with a fixed exercise price.

Unaudited Pro Forma Condensed Combined Statements of Operations, page F-64

Note 3. Pro Forma Adjustments, F-67

25. Please clarify how you calculated the various pro forma adjustments. In this regard please provide the following:

         Amortization of gross intangibles acquired and historical amortization expense recorded by Ticketfly,
         The interest rates related to the promissory note and secured credit facility such that adjustments (b) and (c) can be recalculated; and The computation of the blended rate used to calculate tax expense.

         In this regard it appears you included the full face amount of the
Note in your
         calculation of purchase price. Please explain whether and how you intend to reflect the extinguishment of the note in the pro forma financial statements.

       You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or
Jim
Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions
 Julia D. Hartz
Eventbrite, Inc.
July 13, 2018
Page 8

regarding comments on the financial statements and related matters. Please contact Parhaum
J. Hamidi, Special Counsel, at (202) 551-3421 or me at (202) 551-3720 with any other questions.


                                                          Sincerely,

                                                          /s/ Mara L. Ransom

                                                          Mara L. Ransom
                                                          Assistant Director
                                                          Office of Consumer
Products